SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: November 15, 2005	By:	/s/ ALLAN G. BULCKAERT
	Name:	Allan G. Bulckaert
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2005

99.2	Interim Consolidated Financial Statements of the Company (Unaudited) as at September 30, 2005 and for the Three and Nine Months Ended September 30, 2005

99.3	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer)

99.4	Form 52-109F2 Certification of Interim Filings (Chief Financial Officer)

Exhibit 99.1

Management’s Discussion and Analysis

November 14, 2005

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the three and nine months ended September 30, 2005 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended September 30th, 2005, and the audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated November 14, 2005. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

The improvements which have been made to the business are beginning to be demonstrated in the financial results. Bennett’s focus on orders, costs and productivity is clearly impacting the bottom line. In the third quarter, sales grew to $10.4 million, 12,400 tonnes of new orders were received, and in the third quarter the Company recorded a net income of $0.2 million or $0.01 basic and fully diluted income per share compared to a loss of $7.8 million or $0.43 per share for the same period in 2004.

In the quarter, the Company recorded a charge of approximately $0.9 million (US $0.75 million ) for its portion of the settlement of the shareholder class action. The total settlement amount was $11.4 million (US $9.75 million) with the Company’s insurer contributing $10.5 million (US $9.0 million). The settlement is an agreement in principle with the plaintiff and is subject to a definitive settlement agreement and preliminary and final court hearings. The Company expects to have the definitive settlement agreement filed with the court at the end of October and will be subject to a 60 to 90 day notice period. The Company expects to have the settlement agreement approved by the courts in the first quarter of 2006.

The Company and the Quebec Ministry of Sustainable Development and Parks continue to work co-operatively to develop an action plan that is acceptable to the Ministry regarding the operation of the Quebec plant, and to ensure that the plant meets or exceeds levels of emissions established by the Ministry. This is a long process and it is expected that the discussions will be completed during the next quarter. The expected financial impact at this time is unknown.

In total, 15,144 tonnes of soil was processed at the Quebec facility during the third quarter. In the quarter, the market gained strength because of additional seasonal excavation activity. Towards the end of the quarter, the Company announced that it would temporarily shut the Quebec facility down for three weeks to conduct maintenance work.

The Company’s MRR facility in Cornwall processed approximately 442,000 kilograms of material in the third quarter which positively impacted contribution margins by $0.4 million. Processing volumes in the quarter increased over the previous year by 55%.

The Company received approximately 26,000 tonnes (21,000 tonnes on Quebec and 5,000 tonnes in New Brunswick) in its facilities in the third quarter and had soil inventory of approximately 15,500 tonnes in storage (9,800 tonnes in Quebec and 5,700 tonnes in New Brunswick) at September 30, 2005. The Company expects to receive about 15,000 tonnes in the fourth quarter and expects to process 15,000 tonnes in Quebec and 5,000 tonnes in New Brunswick. This diversification of the Company’s customer base is encouraging and is expected to help the Company re-establish profits later this year and into 2006. The diversification of the customer base should also help in reducing the historic volatility in the Company’s sales.

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The consolidated income for the third quarter was $0.2 million or earnings of $0.01 per share compared to a loss of $7.8 million or a loss of $0.43 per share in the third quarter of 2004.

Operating Results for the Quarter ended September 30, 2005

Sales

Sales for the third quarter of 2005 were $10.4 million compared to $8.0 million in the same period a year earlier. 15,144 tonnes were processed at the Company’s Quebec facility and about 442,000 kilograms were processed at the Cornwall facility. As well, Bennett shipped about 3,154 tonnes of non-hazardous material to non-Company owned landfill sites. Sales for the Quebec facility were approximately $8.7 million and sales for the Cornwall facility were approximately $1.2 million. Sales from transportation of non-hazardous material to other landfill sites were $0.5 million.

In the third quarter of 2004, the Company processed approximately 20,000 tonnes of soil. Approximately 19,715 tonnes was processed at the Quebec facility, while 285,000 kilograms of material was processed in Cornwall and the Company land-filled approximately 5,900 tonnes in the third quarter of 2004. The following table summarizes sales by facility for the third quarter of 2005 compared to the same period in the prior year:

	2005	2004
St Ambroise, Quebec	$8.7	$5.8
Cornwall, Ontario	$1.2	$1.2
Land filling	$0.5	$1.0
Belledune, New Brunswick	$0.0	$0.0

Total Sales	$10.4	$8.0

In the third quarter of 2005, average sales per tonne for soil processing were approximately $574 per tonne compared to $294 per tonne in comparable quarter of 2004. Overall average sales per tonne increased in 2005 because the 2004 sales figures included a $2.4 million reduction as a result of revised estimated sales from the Saglek project.

CONTRIBUTION MARGINS

For the quarter ended September 30, 2005, contribution margins (defined as sales less operating expenses) were $5.1 million compared to a negative margin of $1.7 million in the same period a year earlier. On a per tonne basis, contribution margins improved to approximately $327 per tonne from a negative margin of $85 per tonne in the same period last year. Margins in the third quarter of 2004 were negative because estimates for revenues related to the Saglek contract were lower than expected and costs were higher than original estimates.

While contribution margins were positive in the quarter, they were negatively impacted by high transportation costs and other energy-related costs. However, higher volumes offset the increase in these costs because fixed costs were absorbed over more tonnes, lowering overall unit costs. Production rates were approximately 7.1 tonnes per hour in the quarter, compared to 9.1 tonnes per hour in the second quarter of 2004.

Operating Costs

Operating costs in the third quarter of 2005 were $5.3 million compared to $9.6 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004
St Ambroise, Quebec	$3.8	$7.8
Cornwall, Ontario	$0.8	$0.8
Land filling	$0.5	$1.0
Belledune, New Brunswick	$0.2	$0.0

Total Operating Costs	$5.3	$9.6

Cost per tonne in the third quarter of 2005 at the Company’s Quebec facilities decreased to $258 per tonne from $390 per tonne in the third quarter of 2004. The decrease in costs was the result of higher costs related to the Saglek contract incurred in 2004.

During the quarter, the Company’s Quebec facility ran at approximately 6.9 tonnes per hour in 2005 compared to 9.1 tonnes per hour in the third quarter of 2004. During the quarter, approximately 39% of the material was processed at under 6 tonnes per hour. The slower production rates were due to the nature of the material being processed and had the effect of increasing average operating costs per tonne.

Operating costs at the Company’s Cornwall facility were $0.8 million and were approximately the same in the prior year.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and development expenses were $3.8 million compared to $5.4 million in the same quarter of last year. The principle reduction in these costs were a reduction of severance costs of $2.0 million and lower professional fees related to the shareholder class action of $1.1 million. Offsetting these reductions were higher costs of $0.9 million related to the settlement of the shareholder class action law suit, higher permitting costs of $0.3 million (related to the Quebec pre-notice), and higher insurance costs of $0.3 million (related to higher insurance premiums for directors and officers insurance because of the shareholder class action).

Both the 2005 and 2004 quarterly expenses contain anomalies; however, it is management’s expectation that in the absence of these anomalies, normalized quarterly administration and development costs would be between $2.5 and $3.0 million per quarter.

Amortization

Amortization for the third quarter of 2005 was $1.1 million compared to $0.6 million a year ago. The increase relates to the accelerated amortization of certain assets and licenses including those purchased Eli-Ecologic which are being amortized on a straight-time basis over two years. These assets will be fully amortized by December 2005.

Income taxes

For the quarter ended September 30, 2005, taxes recoverable were $0.2 million on pre-tax income of $30,000. Certain permanent differences, including stock-based compensation and the settlement of the class action lawsuit, have affected the effective tax recovery rate from the statutory rate of approximately 35.6%.

Cash from operations

For the quarter ended September 30, 2005, cash generated for operating activities before changes in operating working capital amounted to $1.5 million. Cash generated by operating working capital was approximately $1.3 million for a net generation from operations of approximately $2.8 million for the quarter. The principal generation of cash from operating working capital in the quarter was the collection of accounts receivable of $1.2 million.

In the third quarter of 2004, cash of $4.5 million was used by operating activities before changes in operating working capital. Cash generated by operating working capital was approximately $2.0 million for the three months ended September 30, 2004. A $0.9 million reduction in accounts receivable and increase of accounts payable of $3.4 million was offset by a payment of income taxes of $2.3 million.

Operating Results for the Nine months ended September 30, 2005

The consolidated loss for the nine months ended September 30, 2005 was $4.8 million compared to a loss of $10.3 million for the same period in 2004. In the first nine months of 2005, the Company processed approximately 29,000 tonnes of soil and debris compared to approximately 43,900 tonnes in the same period a year earlier.

Sales

Sales for the first nine months of 2005 were $20.5 million compared to $20.8 million in the same period a year earlier. Approximately 28,000 tonnes was processed at the Company’s Quebec facility and approximately 850,000 kilograms was processed at the Cornwall facility. As well, Bennett sent approximately 9,500 tonnes of non-hazardous material to landfill sites. The table below shows the sales by facility for the nine months ended September 30, 2005:

	2005	2004
St Ambroise, Quebec	$16.3	$14.7
Cornwall, Ontario	$2.7	$2.7
Land filling	$1.5	$3.4
Belledune, New Brunswick	$0.0	$0.0

Total Sales	$20.5	$20.8

In the first nine months of 2004, the Company processed approximately 44,500 tonnes of soil and debris. Approximately 43,175 tonnes was processed at the Quebec facility, while 742,000 kilograms of material was processed in Cornwall and the Company land filled approximately 12,300 tonnes in the first three quarters of 2004.

In the nine months ended September 30, 2005, average revenue per tonne for soil processing was approximately $582 per tonne compared to $335 per tonne in the same period in 2004. Sales per tonne in 2004 were lower than 2005 because of the effect of the Saglek contract in the same period. Average revenue per tonne for Saglek in the first nine months of 2004 was $79 per tonne and the Company processed approximately 23,200 tonnes from Saglek.

CONTRIBUTION MARGINS

Contribution margins in the first nine months of 2005 were approximately $6.3 million compared to $1.9 million in the same period a year earlier. On a per tonne basis, contribution margins were approximately $219 per tonne compared to $43 in the same period a year earlier.

While contribution margins had improved considerably in 2005 they were negatively impacted by high transportation costs and low volumes of soil. In addition, soil that required additional processing time slowed production rates to approximately 6.8 tonnes per hour in the first nine months of the year, compared to 9.5 tonnes per hour in the first nine months of 2004.

Operating Costs

Operating costs in the first nine months of 2005 were $14.1 million compared to $18.9 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004
St Ambroise, Quebec	$9.6	$13.4
Cornwall, Ontario	$2.3	$2.2
Land filling	$1.7	$3.3
Belledune, New Brunswick	$0.5	$0.0

Total Operating Costs	$14.1	$18.9

Cost per tonne in the first three quarters of 2005 at the Company’s Quebec facilities increased to $342 per tonne from $304 per tonne in the same period a year earlier. The Quebec facility ran at approximately 6.8 tonnes per hour in the first nine months of 2005, compared to 8.5 tonnes per hour in the first nine months of 2004. The slower production rates were because of the nature of the material being run and led to higher costs per tonne in 2005 compared to 2004 and relate to two contracts in 2005.

Operating costs at the Company’s Cornwall facility were $2.3 million in the first nine months and were appropriately the same for the equivalent period in 2004. Higher freight costs were offset by lower operating costs.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and development costs were $10.4 million in the first nine months of 2005 compared to $11.3 million for the same period a year ago. The principal reductions in these expenses were a reduction of severance charges of $2.0 million and lower professional fees amounting to $0.8 million. However, because of the class action lawsuit and costs associated with the pre-notice in Quebec, costs related to the settlement of the shareholder class action were $0.9 million and insurance costs were $0.8 million higher in 2005.

There are anomalies in both 2005 and 2004 because of the shareholder class action and Quebec pre-notice issues. However, in the absence of these issues, management believes normalized administration and development costs should be between $7.5 million and $9.0 million of a nine month period.

Amortization

Amortization for the nine months ended September 30, 2005 was $3.5 million compared to $1.9 million for the same period a year ago. The increase relates to the accelerated amortization of certain assets and licenses, including those purchased from Eli-Ecologic, which are being amortized on a straight-time basis over two years. These assets will be fully amortized by December 2005.

Income taxes

For the nine months ended September 30, 2005, the consolidated effective tax recovery rate was 36.3%. This recovery rate approximates the statutory rates.

Cash from Operations

For the nine months ended September 30, 2005, cash used for operating activities before changes in operating working capital amounted to $3.3 million. Cash used by operating working capital was approximately $3.3 million for a use of cash from operations of approximately $6.6 million for the period. The principal use of cash from operating working capital in the period was cash used to fund accounts receivable, accounts payable and deferred costs offset by income tax recoveries.

In the first nine months of 2004, cash of $4.9 million was used by operating activities before changes in operating working capital. Cash used by operating working capital was approximately $3.4 million for the nine months ended September 30, 2004. A $7.1 million reduction in accounts receivable was offset by a payment of income taxes of $6.5 million and a reduction of accounts payable of $2.4 million.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	10.4	6.2	3.9	4.5	8.0	3.9	8.9	22.0
Pre-tax Net Income/(Loss)	.2	(1.4)	(3.6)	(8.3)	(7.8)	(2.2)	(0.3)	6.3
Earnings Per Share – Basic	.03	(0.07)	(0.17	(0.45)	(0.43)	(0.12)	(0.02)	0.38
Earnings Per Share – Diluted	.03	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)	0.36

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At the end of the third quarter of 2005, the Company had cash and cash equivalents of $7.2 million and working capital amounted to $21.5 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash over the next twelve months. These activities include, but are not limited to, the collection of its trade accounts receivable, recoveries of insurance claims for defence costs and recoveries of income taxes.

Expenditure

For the quarter ended September 30, 2005, the Company invested approximately $0.1 million in capital assets, permits and other assets, compared to $6.1 million for the same period a year earlier. For the nine months ended September 30, 2005, the Company invested approximately $1.4 million in capital assets. The primary investments in the quarter were related to minor process improvements at the Company’s St. Ambroise, Quebec and Cornwall, Ontario facilities.

LONG-TERM OBLIGATIONS AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $1.1 million in long-term obligations at the end of the quarter. Most of these amounts relate to long-term termination and severance payments to former executives of the Company and will be paid out over the next 27 months in the case of the termination payments and the next 13 years in the case of pension payments. In addition to this amount, the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

12 months ending September 30:	Commitment Amount
2006	$219,990
2007	145,138
2008	128,358
2009	127,782
2010	31,946
Total:	$653,214

OFF-BALANCE SHEET ARRANGEMENTS

The Company has pledged approximately $1.1 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune, it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a forward contract arrangement. As of September 30, 2005 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

In the quarter ended September 30, 2005 and 2004, the Company expensed legal fees of $23,760 and $3,286 respectively (9 months ended September 30, 2005 - $1,174,411; $ 2004 - $175,640) to two legal firms of which two directors are associated.

In the quarter ended September 30, 2005 and 2004, the Company paid consulting fees of $0 and $48,585 respectively (9 months ended September 30, 2005 - $127,554; 2004 - $145,756) to a company owned by a director and officer of the Company.

In April 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000. The land has not yet been recorded as title is conditional upon municipal approval.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CONTINGENCIES

Judicial Review of Minister Decision

During the quarter, The Honourable Stephane Dion, Minister of the Environment and the Minister responsible for the Canadian Environmental Assessment Agency, accepted the July 19, 2005 Federal Court of Appeal decision, which upheld the Federal Court Judge Harrington’s order to over turn the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick. The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the public’s concerns regarding whether there were likely to be any transboundary environmental effects as a result of the operation of the facility. A study by a group of federal officials had previously concluded that any such effects were unlikely.

Class Action

During the quarter, the Company reached an agreement in principle to settle the previously disclosed consolidated securities class action against it and certain of its present or former officers that is pending in the United States District Court for the Southern District of New York.

Under the proposed settlement, all claims asserted against the Company and the other named defendants in that action will be dismissed with prejudice with no admission or finding of wrongdoing on the part of any defendant. The proposed settlement will provide for an aggregate cash payment of US$9.75 million, which will be paid primarily by the Company’s insurance carriers with a contribution of US$750,000 to come from the Company. The payment has been made and expensed during the quarter.

Other

In the ordinary course of business, lawsuits have been filed against and by the Company. In the opinion of management, the outcome of the lawsuits now pending, will involve amounts that would not have a material adverse effect on the consolidated position of the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

During a routine audit, the Ministry of Quebec identified in a letter that our subsidiary in Quebec is offside in deducting input tax credits for QST related to utilities. QST legislation denies such input tax credits for service type businesses. Neither Notice of Reassessment nor proposed adjustment letter has been received by the Company. The Company believes that the legislation was not written to deny quasi-manufacturers these credits and will appeal any assessments if received.

Other than as previously described, no other significant developments have occurred since disclosure was made in our annual audited financial statements (Note 16) dated as of March 16, 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	Revenue from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that impairment in the carrying costs of the permitting costs has occurred, the Company would recognize an impairment loss to write the asset down to fair value. Each period the Company evaluates the estimated useful life.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

•	The company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).

SHARE CAPITAL

The number of common shares outstanding at September 30, 2005 was 21,573,440. In addition, there were 718,451 stock options outstanding as at September 30, 2005 exercisable at prices from $2.17 to $22.90 a share.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.

OUTLOOK

The Company has not provided financial guidance for the remainder of the 2005 year or the 2006 year. However, the Company has stated that it expects to process approximately 14,000 tonnes in the fourth quarter of 2005 and expects to finish the year with approximately 5,000 to 8,000 tonnes of material in storage and available to process in 2006.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated March 31, 2005 and the Annual Information Form for the fiscal year ended December 31, 2004.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at September 30, 2005 with comparative figures

as at December 31, 2004

	September 30 2005	December 31 2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$5,890,842	$13,887,486
Restricted cash	1,292,400	1,292,574
Accounts receivable	14,846,698	14,316,648
Deferred costs	1,057,748	331,709
Income tax receivable	4,009,234	3,417,204
Note receivable	165,000	315,000
Prepaid expenses and other	1,173,188	1,199,871

Total current assets	28,435,110	34,760,492

Future income tax asset	3,134,162	891,826
Property plant and equipment	47,386,625	48,920,377
Other assets	4,282,424	4,793,069
Goodwill	646,638	646,638

	$83,884,959	$90,012,402

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,991,167	$6,646,005
Deferred revenue	726,523	661,557
Current portion of other long-term obligations	1,191,748	1,218,405

	6,909,438	8,525,967
Other long-term obligations	1,053,379	1,483,045
Shareholders’ equity
Share capital	67,997,683	67,644,681
(Common shares outstanding 21,573,440 (2004 – 21,415,940)
Contributed surplus	2,005,689	1,595,205
Retained earnings	5,918,770	10,763,504

	75,922,142	80,003,390

	$83,884,959	$90,012,402

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings

(unaudited)

(Expressed in Canadian dollars)

For the Three and Nine-Month Periods Ended September 30, 2005 with comparative figures for September 30, 2004

	9 months ended		3 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Sales	$20,473,224	$20,804,810	$10,396,117	$7,967,983
Expenses
Operating costs	14,129,501	18,929,455	5,279,858	9,619,609
Administration and business development	10,418,936	11,251,426	3,800,983	5,422,654
Amortization	3,515,055	1,916,935	1,087,864	635,211
Foreign exchange	357,263	37,177	226,482	112,317
Loss from asset impairment	—	4,343,979	—	4,343,979
Interest expense	128,551	71,978	50,178	23,677

	28,549,306	36,550,950	10,445,365	20,157,447

Loss before undernoted	(8,076,082)	(15,746,140)	(49,248)	(12,189,464)
Gain on investment	175,000	—	—	—
Interest and other income	292,882	438,468	78,438	188,391

(Loss) income before income taxes	(7,608,200)	(15,307,672)	29,190	(12,001,073)
Income tax (recovery) expense
Current	(520,680)	(3,569,375)	(291,389)	(2,309,079)
Future	(2,242,786)	(1,455,352)	138,091	(1,894,312)

	(2,763,466)	(5,024,727)	(153,298)	(4,203,391)

(Loss) income for the period	(4,844,734)	(10,282,945)	182,488	(7,797,682)
Retained earnings, beginning of period	10,763,504	29,298,743	5,736,282	26,813,480

Retained earnings, end of period	$5,918,770	$19,015,798	$5,918,770	$19,015,798

Basic earnings per share	(0.22)	(0.56)	0.01	(0.43)

Diluted earnings per share	$(0.22)	$(0.56)	$0.01	$(0.43)

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows (unaudited)

(Expressed in Canadian dollars)

For the Three and Nine-Month Periods Ended September 30, 2005 with comparative figures for September 30, 2004

	9 months ended		3 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
CASH PROVIDED BY (USED IN):
Operations
Loss for the period	$(4,844,734)	$(10,282,945)	$182,488	$(7,797,682)
Items not involving cash
Amortization	3,515,055	1,916,935	1,087,864	635,211
Equity investment loss	—	128,193	—	61,593
Loss from asset impairment	4,017	—	4,684	—
Stock-based compensation	410,484	489,948	99,079	151,830
Gain on investments	(175,000)	—	—	—
Write down of investments	—	(47,380)	—	(47,380)
Loss from asset impairment	—	4,343,979	—	4,343,979
Future income taxes (recovery)	(2,242,786)	(1,455,352)	138,091	(1,894,312)
Change in non-cash operating working capital
Accounts receivable	(530,050)	7,065,349	1,173,997	901,242
Note receivable	150,000	(300,000)	150,000	(300,000)
Deferred costs	(726,039)	—	(711,767)	—
Prepaid expenses and other	26,683	(650,831)	697,111	339,925
Work-in-progress	—	151,893	—	37,973
Accounts payable and accrued liabilities	(1,654,838)	(2,398,365)	859,677	3,395,309
Income taxes receivable/payable	(592,030)	(6,531,007)	(141,114)	(2,333,787)
Deferred revenue	64,966	(814,409)	(757,774)	—

	(6,594,272)	(8,383,992)	2,782,336	(2,506,099)

Investments:
Restricted cash	174	(14,228)	2,178	(4,605)
Proceeds on disposal of investments	175,000	—	—	—
Proceeds on disposal of capital assets	108,355	—	43,355	—
Purchase of capital assets	(1,418,658)	(23,982,053)	(133,958)	(5,661,662)
Increase in license, permits and other assets	(163,922)	(1,143,454)	(52,091)	(389,410)

	(1,299,051)	(25,139,735)	(140,516)	(6,055,677)

Financing:
Repayments of long-term obligations	(456,323)	(111,910)	(146,406)	(2,951)
Issuance of common shares net of share issue Costs	353,002	26,642,180	360,675	226,762

	(103,321)	26,530,270	214,269	223,811

Increase (decrease) in cash and cash equivalents	(7,996,644)	(6,993,457)	2,856,089	(8,337,965)
Cash and cash equivalents, beginning of period	13,887,486	11,609,860	3,034,753	12,954,368

Cash and cash equivalents, end of period	$5,890,842	$4,616,403	$5,890,842	$4,616,403

See accompanying notes to interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.	Basis of Presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally-accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at September 30, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2004 annual financial statements and notes thereto included in the 2004 Annual Report.

2.	Change in Accounting Policies:

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”)”, issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have an impact on the consolidated interim financial statements.

3.	Other Long-term Obligations

Balance at December 31, 2004	$2,701,450
less: payments made during the nine-month period ended September 30, 2005	(644,903)
plus: accretion expense	188,580

Balance at September 30, 2005	$2,245,127

Current portion of other long-term obligations	1,191,748

$1,053,379

4.	Share Capital:

A. The issued share capital of the Company is as follows:

	Number of Common Shares	Amount
Balance at December 31, 2004	21,427,440	$67,716,560
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

	21,415,940	67,644,681

Issued during the period ended September 30, 2005:	157,500	360,675
Share issue costs	—	(7,673)

Balance at September 30, 2005	21,573,440	$67,997,683

B. Stock option activity for the nine months ended September 30, 2005 is as follows:

	Options	Weighted Average exercise price
Outstanding, December 31, 2004	1,031,451	$8.07
Granted	60,000	4.43
Cancelled/Expired	(215,500)	16.31
Exercised	(157,500)	2.29

Outstanding, September 30, 2005	718,451	9.03

The options were issued in the nine months period ended September 30, 2005 with a weighted average exercise price of $4.43 per share. The weighted average grant date fair value of the options was $4.49 per share. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Risk-free interest rate	2.6%
Dividend yield	none
Expected option lives	5 years
Volatility	134.43%

5.	Sales – Saglek Project:

The Saglek project consisted of work in northern Labrador for Defence Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was substantially completed in the third quarter of 2004. Revenue recognized over the life of the project was $37.7 million.

During the third quarter of 2004, the Saglek project was substantially completed with revenue being recognized using the percentage of completion method and approximately 7,000 tonnes of material from Saglek was processed. Over the course of the entire project, the Company excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

The Company submitted claims of $9.1 million for payment of all the extra expense relating to the removal of unanticipated materials. The Company is endeavouring to recover these costs but a provision of $4.2 million with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered.

6.	Segmented Information:

A. Geographic Information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. The table below summarizes sales by country.

Sales by Country	3 months ended		9 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Customers domiciled in the United States	$3,059,482	$3,582,416	$6,742,329	$9,932,180
Customers domiciled in Canada	7,336,635	4,385,567	13,730,895	10,872,630

Total	$10,396,117	$7,967,983	$20,473,224	$20,804,810

B. Major Customers:

The table below summarizes revenue from two major customers for the quarter ended September 30, 2005 and 2004.

Sales from Major Customers	3 months ended		9 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Customers A	37%	56%	27%	40%
Customers B	21%	31%	25%	38%

Total	58%	87%	52%	78%

7.	Transactions with Related Parties

In the quarter ended September 30, 2005 and 2004, the Company expensed legal fees of $23,760 and $3,286 respectively. (Nine (9) months ended September 30, 2005 - $1,174,411; $ 2004 - $175,640) to two legal firms of which two directors are associated.

In the quarter ended September 30, 2005 and 2004, the Company paid consulting fees of $0 and $48,585 respectively. (Nine (9) months ended September 30, 2005 - $127,554; 2004 - $145,756) to a company owned by a director and officer of the Company.

In April 2005, the Company sold its 50% investment in another company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to one of its facilities valued at $75,000. The land has not yet been recorded as transfer of title is conditional upon municipal approval.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Contingencies

Judicial Review of Minister Decision

During the quarter, The Honourable Stephane Dion, Minister of the Environment and the Minister responsible for the Canadian Environmental Assessment Agency, accepted the July 19, 2005 Federal Court of Appeal decision, which upheld the Federal Court Judge Harrington’s order to overturn the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick. The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the public’s concerns regarding whether there were likely to be any transboundary environmental effects as a result of the operation of the facility. A study by a group of federal officials had previously concluded that any such effects were unlikely.

Class Action

During the quarter, the Company reached an agreement in principle to settle the previously disclosed consolidated securities class action against it and certain of its present or former officers that is pending in the United States District Court for the Southern District of New York.

Under the proposed settlement, all claims asserted against the Company and the other named defendants in that action will be dismissed with prejudice and with no admission or finding of wrongdoing on the part of any defendant. The proposed settlement will provide for an aggregate cash payment of US$9.75 million, which will be paid primarily by the Company’s insurance carriers with a contribution of US$750,000 to come from the Company. The payment has been made and expensed during the quarter.

Other

In the ordinary course of business, lawsuits have been filed against and by the Company. In the opinion of management, the outcome of the lawsuits now pending, will involve amounts that would not have a material adverse effect on the consolidated position of the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.

During a routine audit, the Ministry of Quebec (“MRQ”) identified in a letter, that our subsidiary in Quebec has potentially incorrectly deducted input tax credits for Quebec Sales Tax (“QST”) related to utilities. The Company has not received any notices of re-assessment from the MRQ. There has been no determination as to the validity of the matter identified in the MRQ letter.

No other significant developments have occurred since disclosure was made in our annual audited financial statements (Note 16) dated as of March 16, 2005.

9.	Comparative Figures

Certain comparative figures have been restated to conform to the method of presentation adapted for the current year.

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ALLAN G. BULCKAERT, Chief Executive Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2005

/s/ ALLAN G. BULCKAERT
Allan G. Bulckaert,
Chief Executive Officer

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, Chief Financial Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2005

/s/ ANDREW BOULANGER
Andrew Boulanger,
Chief Financial Officer